Exhibit 99.1

MDC Partners Announces Board Updates

MDC Reaches Agreement with FrontFour Capital

Kristen O’Hara and Additional New Independent Director

to be Added to Company Slate of 2019 Nominees

Mark Penn Appointed Chairman of the Board of MDC

New York, NY, April 22, 2019 (NASDAQ: MDCA) – MDC Partners Inc. (“MDC Partners” or the “Company”) today announced several changes to its Board of Directors. First, the Company has reached a settlement agreement (the “Agreement”) with FrontFour Capital Group LLC (“FrontFour”). As part of the agreement, MDC will include Kristen O’Hara on its slate of director nominees for election at the 2019 Annual Meeting. MDC will also include on its slate another nominee to be named, who will be a Canadian resident chosen by the Company with significant industry experience. FrontFour will take part in the selection process for this second nominee.

Separate from the settlement, MDC also announced today that Chief Executive Officer Mark Penn has been appointed Chairman of the Board of Directors.

“We are pleased to have reached this constructive outcome with FrontFour, and to welcome Kristen O’Hara as a nominee to our board,” said Mark Penn, Chairman and CEO of MDC Partners. “Kristen’s experience in marketing leadership roles at top companies across the media sector will be highly beneficial as we continue to evolve our business and we look forward to her perspectives. These changes are consistent with my belief in the importance of having directors with first-rate industry experience as we remain focused on maximizing value for all shareholders.”

As previously disclosed, directors Scott Kauffman and Clare Copeland will not stand for election at the 2019 meeting. The Company will file its proxy statement reflecting the updated slate of directors by April 30, 2019.

"FrontFour believes in the significant potential of MDC under the leadership of its refreshed board,” said Stephen Loukas of FrontFour. "We look forward to working with Mark Penn and the rest of MDC’s executive leadership team in order to unlock value across the Company’s exceptional network of agencies.”

Under the agreement, FrontFour immediately withdrew its requisition for a special meeting, and committed to support all of MDC’s nominees at the 2019 Annual Meeting. FrontFour has also agreed to certain customary standstill provisions. The agreement will be included as an exhibit to a Current Report on Form 8-K, which will be filed with the Securities and Exchange Commission.

About MDC Partners Inc.

MDC Partners is one of the most influential marketing and communications networks in the world. As “The Place Where Great Talent Lives,” MDC Partners is celebrated for its innovative advertising, public relations, branding, digital, social and event marketing agency partners, which are responsible for some of the most memorable and effective campaigns for the world’s most respected brands. By leveraging technology, data analytics, insights and strategic consulting solutions, MDC Partners drives creative excellence, business growth and measurable return on marketing investment for over 1,700 clients worldwide. For more information about MDC Partners and its partner firms, visit our website at www.mdc-partners.com and follow us on Twitter at http://www.twitter.com/mdcpartners.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute a solicitation of any vote or approval. This communication relates to the agreement the Company entered into with FrontFour and the Company’s slate of director nominees standing for election at the Company’s 2019 Annual Meeting. In connection with the Company’s 2019 Annual Meeting, the Company may file one or more proxy statements or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement or other document the Company may file with the SEC in connection with the foregoing matters. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to shareholders of the Company. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at http://www.mdc-partners.com or upon written request to: Secretary, MDC Partners Inc., 745 Fifth Avenue, 19th Floor, New York, New York 10151, or by telephone at (646) 429-1800.

Participants in Solicitation

The Company, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the foregoing matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in such solicitation in connection with the foregoing matters will be set forth in the proxy statement if and when it is filed with the SEC. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of the Company in connection with the foregoing matters is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 18, 2019 and its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on April 27, 2018.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available.

Media/Investor Contact:

Dan Zacchei/Erica Bartsch

Sloane & Company

212-446-1875

Dzacchei@sloanepr.com / IR@mdc-partners.com

or

Alexandra Delanghe

Chief Communications Officer

MDC Partners Inc.

646-429-1845

adelanghe@mdc-partners.com